Exhibit 99.3

Chunghwa Telecom Reports 2015 Guidance

TAIPEI, Taiwan, R.O.C. February 13, 2015 Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2015 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Dr. Rick L. Tsai, Chairman and CEO of Chunghwa Telecom stated, “We are pleased to report impressive operating results for 2014. We have taken a market leading position in 4G services, and our overall mobile market share continued to increase while broadband market share remained stable despite intensifying competition from cable operators. Looking ahead for this year, we will continue promoting 4G service offerings in order to achieve our 40% subscriber market share target. We will also remain aggressive in developing fixed-line and mobile value-added services, including fiber broadband convergence services for households, digital life applications for individuals and customized ICT solutions for enterprise customers across various industries. We are confident that these initiatives will help propel future growth for the company.”

For 2015, the Company expects total revenue to increase by NT$4.48 billion, or 2.0%, to NT$231.09 billion as compared to the audited consolidated revenue for 2014. Expected increases in revenue are due to on-going promotions for mobile Internet services, expansion of fixed-line and mobile value-added services, continued migration of broadband customers to higher speed services including 300Mbps service and the promotion of ICT projects for enterprise customers. Increased revenue contribution from these growing businesses is expected to offset the projected decrease in voice service revenue attributed to VoIP substitution and market competition.

Operating costs and expenses for 2015 are expected to increase by NT$3.48 billion, or 1.9%, to NT$185.92 billion as compared to the prior year period. Expenses associated with expanding the mobile Internet, MOD and fixed-line and mobile value-added services are expected to increase. Amortization expenses primarily resulting from the 4G license acquisition are also expected to increase. In addition, personnel expenses are expected to grow due to salary increases.

Income from operations is expected to increase by NT$ 0.25 billion, or 0.5%, year-over-year. Non-operating income is expected to decrease by NT$0.89 billion year-over-year mainly due to declines in interest income, foreign currency exchange gains and other income. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$45.92 billion and NT$37.50 billion, respectively, representing decreases of NT$0.64 billion and NT$1.12 billion, respectively. Earnings per share is expected to decrease to NT$4.83.

CAPEX for 2015 is expected to decrease by NT$1.86 billion, or 5.7%, to NT$30.7 billion as compared to the prior year period. The decrease is primarily due to the continuous focus on precision construction and investment, especially in businesses with the growth potential as well as the enhancement of utilization efficiency of existing equipment.

(NT$ billion except EPS)	2015(F)	2014 (audited)	change	YoY (%)
Revenue	231.09	226.61	4.48	2.0
Operating Costs and Expenses	185.92	182.44	3.48	1.9
Other Income and Expense	(0.12)	0.63	(0.75)	(120.0)
Income from Operations	45.05	44.80	0.25	0.5
Non-operating Income	0.87	1.76	(0.89)	(50.3)
Income before Income Tax	45.92	46.56	(0.64)	(1.4)
Net Income Attributable to Stockholders of The Parent	37.50	38.62	(1.12)	(2.9)
EPS(NT$)	4.83	4.98	(0.15)	(2.9)
EBITDA	80.02	78.92	1.10	1.4
EBITDA Margin	34.6%	34.8%
Acquisition of Material Assets	31.25	32.87	(1.62)	(4.9)
Acquisition of Property, Plant and Equipment	30.70	32.56	(1.86)	(5.7)
Others	0.55	0.31	0.24	76.9
Disposal of Material Assets	0.24	1.37	(1.13)	(82.5)

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

•	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers and is expanding its cloud computing services. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw